UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 300
Chicago, Illinois 60604
(312) 347-1709

STEVE WOLOSKY, ESQ.
RON S. BERENBLAT, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,550,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,550,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,550,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,550,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,575,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,575,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,950
	8	SHARED VOTING POWER 1,575,799
	9	SOLE DISPOSITIVE POWER 69,950
	10	SHARED DISPOSITIVE POWER 1,575,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,645,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of Town Sports International Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 5 Penn Plaza, 4th Floor, New York, New York 10001.

Item 2.	Identity and Background.

(a)           This statement is filed by PW Partners Atlas Fund III LP, a Delaware limited partnership (“Atlas Fund III”), PW Partners Master Fund LP, a Delaware limited partnership (“PW Master Fund”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners, LLC, a Delaware limited liability company (“PW Master Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), and Patrick Walsh.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Atlas Fund GP is the general partner of Atlas Fund III. By virtue of this relationship, Atlas Fund GP may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund III.

PW Master Fund GP is the general partner of PW Master Fund. By virtue of this relationship, PW Master Fund GP may be deemed to beneficially own the Shares beneficially owned directly by PW Master Fund.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund III and PW Master Fund. Mr. Walsh is the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund III and PW Master Fund.

(b)           The business address of each Reporting Person is 141 W. Jackson Blvd., Suite 300, Chicago, IL 60604.

(c)           The principal business of each of Atlas Fund III and PW Master Fund is investing in securities.  The principal business of Atlas Fund GP is serving as the general partner of Atlas Fund III. The principal business of PW Master Fund GP is serving as the general partner of PW Master Fund. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund III and PW Master Fund. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management.

CUSIP NO. 89214A102

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Atlas Fund III, PW Master Fund, Atlas Fund GP, PW Master Fund GP and PW Capital Management is organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Atlas Fund III and PW Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 1,550,799 Shares directly owned by Atlas Fund III is approximately $8,906,611, excluding brokerage commissions.  The aggregate purchase price of the 25,000 Shares directly owned by PW Master Fund is approximately $116,333, excluding brokerage commissions.  The Shares purchased by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 69,950 Shares directly owned by Mr. Walsh is approximately $319,532, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their respective investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of Directors of the Issuer, stockholders of the Issuer, and others concerning, among other things, the business, operations and future plans of the Issuer, and the Reporting Persons’ investment in the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capital allocation, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

CUSIP NO. 89214A102

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 24,303,408 Shares outstanding as of July 25, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2014.

As of the close of business on the date hereof, Atlas Fund III beneficially owned directly 1,550,799 Shares, PW Master Fund beneficially owned directly 25,000 Shares and Mr. Walsh beneficially owned directly 69,950 Shares, constituting approximately 6.4%, less than 1%, and less than 1%, respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of Atlas Fund III, may be deemed to beneficially own the 1,550,799 Shares directly beneficially owned by Atlas Fund III, constituting approximately 6.4% of the Shares outstanding.

PW Master Fund GP, as the general partner of PW Master Fund, may be deemed to beneficially own the 25,000 Shares directly beneficially owned by PW Master Fund, constituting less than 1% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to each of Atlas Fund III and PW Master Fund, may be deemed to beneficially own the 1,575,799 Shares directly beneficially owned in the aggregate by Atlas Fund III and PW Master Fund, constituting approximately 6.5% of the Shares outstanding.  Mr. Walsh, as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 1,575,799 Shares beneficially owned in the aggregate by Atlas Fund GP, PW Master Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,645,749 Shares or approximately 6.8% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)           Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund III.

CUSIP NO. 89214A102

Each of PW Master Fund, PW Master Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by PW Master Fund.  Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

(c)           The transactions in securities of the Issuer effected by the Reporting Persons, and certain affiliates of PW Capital Management that no longer beneficially own any securities of the Issuer, during the past 60 days are set forth on Schedule A attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 15, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1
Joint Filing Agreement by and among PW Partners Atlas Fund III LP, PW Partners Master Fund LP, PW Partners Atlas Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC and Patrick Walsh, dated September 15, 2014.

CUSIP NO. 89214A102

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  September 15, 2014

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 89214A102

SCHEDULE A

TRANSACTIONS IN THE SECURITIES OF THE ISSUER DURING THE PAST 60 DAYS

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PW PARTNERS ATLAS FUND III LP

Common Stock	31,414	4.5776	08/25/2014
Common Stock	115,731	4.7081	08/26/2014
Common Stock	(300)	4.6833	08/26/2014
Common Stock	202,627	5.0711	08/27/2014
Common Stock	(100)	4.8500	08/27/2014
Common Stock	86,997	5.2917	08/28/2014
Common Stock	32,400	5.2964	08/28/2014
Common Stock	84,265	5.4770	08/29/2014
Common Stock	106,108	5.5440	08/29/2014
Common Stock	142,146	5.8043	09/02/2014
Common Stock	(200)	5.6000	09/02/2014
Common Stock	40,222	6.0003	09/03/2014
Common Stock	12,179	6.0200	09/04/2014
Common Stock	14,807	6.0212	09/05/2014
Common Stock	(300)	5.9900	09/05/2014
Common Stock	78,881	6.0339	09/08/2014
Common Stock	21,700	6.0332	09/08/2014
Common Stock	(600)	5.6950	09/08/2014
Common Stock	37,706	6.1246	09/09/2014
Common Stock	41,500	6.1301	09/09/2014
Common Stock	32,400	6.1506	09/10/2014
Common Stock	8,496	6.1484	09/10/2014
Common Stock	37,287	6.1977	09/11/2014

CUSIP NO. 89214A102

Common Stock	107,799	6.3500	09/12/2014
Common Stock	190,000	6.3500	09/12/2014
Common Stock	(200)	6.1350	09/12/2014
Common Stock	6,500	6.3677	09/12/2014
Common Stock	24,171	6.3407	09/12/2014
Common Stock	22,363	6.2913	09/15/2014
Common Stock	74,800	6.3167	09/15/2014

PW PARTNERS MASTER FUND LP

Common Stock	3,000	6.5332	07/22/2014
Common Stock	2,000	6.3500	07/23/2014
Common Stock	4,947	4.1896	08/04/2014
Common Stock	4,000	4.0864	08/08/2014
Common Stock	6,314	4.1872	08/18/2014
Common Stock	2,000	4.2700	08/19/2014
Common Stock	2,739	4.2927	08/20/2014

PATRICK WALSH

Common Stock	2,000	6.5089	07/22/2014
Common Stock	900	4.1899	08/04/2014
Common Stock	100	4.1500	08/04/2014
Common Stock	6,000	4.3394	08/05/2014
Common Stock	600	4.2999	08/19/2014
Common Stock	200	4.2900	08/19/2014
Common Stock	4,200	4.2850	08/19/2014
Common Stock	7,600	4.2491	08/19/2014
Common Stock	100	4.2500	08/19/2014
Common Stock	2,300	4.2300	08/19/2014

CUSIP NO. 89214A102

Common Stock	1,000	4.2899	08/19/2014
Common Stock	1,500	4.2800	08/19/2014
Common Stock	1,500	4.2700	08/19/2014
Common Stock	3,500	4.3180	08/20/2014
Common Stock	300	4.2700	08/20/2014
Common Stock	2,570	4.3599	08/21/2014
Common Stock	4,380	4.3600	08/21/2014
Common Stock	300	4.3500	08/21/2014
Common Stock	4,000	4.3340	08/21/2014
Common Stock	3,500	4.3340	08/21/2014
Common Stock	5,000	4.3182	08/21/2014
Common Stock	400	4.3100	08/21/2014
Common Stock	1,100	4.3200	08/21/2014
Common Stock	5,628	4.4273	08/21/2014
Common Stock	900	4.4300	08/21/2014
Common Stock	2,222	4.4299	08/21/2014

CERTAIN AFFILIATES OF PW CAPITAL MANAGEMENT THAT NO LONGER OWN SECURITIES OF THE ISSUER

Common Stock	5,000	6.5000	07/22/2014
Common Stock	5,000	6.1092	07/24/2014
Common Stock	11,525	6.0814	07/28/2014
Common Stock	4,012	6.0700	07/30/2014
Common Stock	28,200	4.7233	07/31/2014
Common Stock	40,774	4.3156	08/01/2014
Common Stock	7,000	4.1543	08/04/2014
Common Stock	55,384	4.3326	08/05/2014
Common Stock	35,000	4.1870	08/06/2014
Common Stock	25,000	4.1417	08/07/2014
Common Stock	20,000	4.0700	08/08/2014
Common Stock	5,000	4.0700	08/08/2014
Common Stock	12,688	4.0652	08/11/2014
Common Stock	10,000	4.1100	08/13/2014
Common Stock	5,000	4.1100	08/13/2014
Common Stock	15,000	4.2590	08/19/2014
Common Stock	2,312	4.3200	08/20/2014
Common Stock	8,105	4.2993	08/20/2014
Common Stock	2,799	4.3000	08/21/2014
Common Stock	(107,799)	6.3500	09/12/2014
Common Stock	(190,000)	6.3500	09/12/2014